Gamehaus Holdings Inc.

December 17, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Charli Wilson
Kathleen Krebs

Re:	Gamehaus Holdings Inc.
Post Effective Amendment No. 2 to the Registration Statement on Form F-4
Filed November 27, 2024
File No. 333-278499

To Whom It May Concern:

This letter is in response to the letter dated December 12, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Gamehaus Holdings Inc. (the “Company,” “Pubco,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Post-effective Amendment No. 3 to the Registration Statement on Form F-4 (the “Amended Registration Statement”) is being filed to accompany this letter.

Post-Effective Amendment No. 2 to the Registration Statement on Form F-4

Summary of Financial Analysis

Certain Gamehaus Projected Financial Information, page 129

1. We note that the Gamehaus projected financial information for fiscal year ended June 30, 2024 was considered by the Golden Star board and was used by CHFT Advisory and Appraisal Ltd. in its valuation analysis of the equity value of Gamehaus and its opinion of the fairness of the transaction to Golden Star’s shareholders. While we note that you provide a cross-reference to the Gamehaus MD&A disclosure for the actual results for the fiscal year ended June 30, 2024, please also revise to discuss how the actual results compared to the projected results and the reasons for the material changes. Also revise to discuss the extent to which these disparities have impacted how the Golden Star board views the valuation and fairness opinion in recommending the business combination.

In response to the Staff’s comments, we have revised our disclosure on pages 95, 133, and 134 of the Amended Registration Statement to discuss how the actual results compared to the projected results and the principal reasons for the changes. In addition, we have revised our disclosure on page 139 of the Amended Registration Statement to discuss the extent to which these disparities have impacted how the Golden Star board views the valuation and fairness opinion in recommending the business combination.

General

2. We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the May 30, 2024 filing of the prior post-effective amendment to the Form F-4 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Your revised disclosure that deletes or changes these disclosures does not appear to convey the same risk. Please revise.

In response to the Staff’s comments, we have revised our disclosures throughout the Amended Registration Statement to restore all previously deleted or revised disclosures regarding the legal and operational risks associated with operating in China and PRC regulations.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Ling Yan
Name:	Ling Yan
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC